

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2021

Paul Pinkston
Principal Financial Officer
Pedevco Corp.
575 N. Dairy Ashford, Suite 210
Houston, Texas 77079

      **Re: Pedevco Corp.**
          **Form 10-K for the Fiscal Year ended December 31, 2020**
          **Filed March 23, 2021**
          **File No. 001-35922**

Dear Mr. Pinkston:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation